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<TYPE> EX-12
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Exhibit 12

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31
	2000	1999	1998	1997	1996
Earnings:	(In Millions)

Earnings before income taxes, extraordinary
item and cumulative effect	$ 431	$ 1,942	$ 1,256	$ 1,524	$ 970
Undistributed (earnings) losses of affiliates	13	(20)	(62)	(16)	(49)
Fixed charges, from below	1,046	993	986	991	1,112
Interest capitalized	(77)	(75)	(105)	(104)	(77)
Earnings	$ 1,413	$ 2,840	$ 2,075	$ 2,395	$ 1,956
	=====	=====	=====	=====	=====

Fixed charges:

Interest expense	$ 402	$ 362	$ 355	$ 286	$ 295
Portion of rental expense representative
of the interest factor	644	631	631	705	817
Fixed charges	$ 1,046	$ 993	$ 986	$ 991	$ 1,112
	=====	=====	=====	=====	=====

Ratio of earnings to fixed charges	1.35	2.86	2.10	2.42	1.76
	=====	=====	=====	=====	=====

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